UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

The Meet Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

585141104

(CUSIP Number)

JEFFREY B. OSHER

Harvest Capital Strategies LLC

600 Montgomery Street, Suite 1700

San Francisco, California 94111

(415) 869-4433

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 27, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 585141104

1	NAME OF REPORTING PERSON

HARVEST CAPITAL STRATEGIES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,425,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,425,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 585141104

1	NAME OF REPORTING PERSON

JEFFREY B. OSHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,425,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,425,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 585141104

1	NAME OF REPORTING PERSON

HARVEST SMALL CAP PARTNERS MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,763,182
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,763,182
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,763,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 585141104

1	NAME OF REPORTING PERSON

HARVEST SMALL CAP PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,661,818
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,661,818
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,661,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 585141104

1	NAME OF REPORTING PERSON

HARVEST SMALL CAP PARTNERS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,661,818
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,661,818
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,661,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 585141104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of The Meet Group, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 100 Union Square Drive, New Hope, Pennsylvania 18938.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Harvest Small Cap Master and Harvest Small Cap were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 2,763,182 Shares beneficially owned by Harvest Small Cap Master is approximately $9,895,113, including brokerage commissions.  The aggregate purchase price of the 1,661,818 Shares beneficially owned by Harvest Small Cap is approximately $5,611,563, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 27, 2017, Harvest Capital and certain of its affiliates (collectively, “Harvest”) entered into a cooperation agreement with the Issuer (the “Cooperation Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”).

Pursuant to the terms of the Cooperation Agreement, the Issuer agreed to appoint Jim Parmelee to the Board, effective immediately, and an additional independent director (together with Mr. Parmelee, the “New Directors”) within ninety (90) days of the Cooperation Agreement from a pool of approved candidates (or such other candidates as Harvest and the Issuer shall mutually agree upon), each with a term expiring at the Issuer’s 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”). The Issuer also agreed, among other things, to: (i) accept the resignation of one existing member of the Board to become effective immediately prior to the appointment of Mr. Parmelee as a director; (ii) increase the size of the Board from six (6) to seven (7) directors; (iii) appoint each of the New Directors to at least one (1) of the three (3) standing committees of the Board that the Issuer is required to maintain pursuant to the NASDAQ listing standards; provided that, with respect to each such committee appointment, the New Director is and continues to remain eligible to serve as a member of such committee pursuant to applicable law and the rules of NASDAQ that are applicable to the composition of such committee; and (iv) not increase the size of the Board beyond seven (7) members without the unanimous approval of the Board until the expiration of the Standstill Period (as defined below).

The Cooperation Agreement also provides that if any of the New Directors (or any replacement director) is unable to serve as a director for any reason, resigns as a director, or is removed as a director prior to the end of the Standstill Period and at such time Harvest beneficially owns in the aggregate at least three percent (3.0%) of the Issuer’s then outstanding Shares, subject to adjustment, then Harvest and the Issuer will work together in good faith to appoint a mutually agreed-upon replacement director.

7

CUSIP NO. 585141104

Pursuant to the terms of the Cooperation Agreement, Harvest agreed, among other things, to: (i) appear in person or by proxy at each annual and special meeting of stockholders held during the Standstill Period such that all Shares owned by Harvest are counted as present thereat for purposes of establishing a quorum and vote all Shares beneficially owned by it on the Issuer’s proxy card or voting instruction form (a) in favor of the election of only the nominees nominated and recommended by the Board and (b) in accordance with the Board’s recommendation with respect to any other proposal presented at such meeting unless (x) Institutional Shareholder Services Inc. recommends otherwise with respect to any such proposal (other than with respect to the election of nominees as directors to the Board or the removal of directors from the Board), or (y) such proposal relates to an Opposition Matter (as defined in the Cooperation Agreement) submitted by the Board to stockholders for approval.

Harvest also agreed to certain customary standstill provisions until 11:59 p.m. Eastern Time on the date of the certification of the vote of stockholders at the 2018 Annual Meeting (the “Standstill Period”). The standstill provisions generally prohibit Harvest and its affiliates from taking specified actions during the Standstill Period with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any other “group” or becoming party to any voting arrangement or agreement; (iii) seeking or encouraging others to submit nominations for the election or removal of directors; (iv) making stockholder proposals at any annual or special meeting of stockholders or offers with respect to mergers, acquisitions and other business combinations; or (v) calling, or supporting another stockholder’s call of, a special meeting of stockholders.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, a copy of which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 69,515,015 Shares outstanding, as of May 5, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2017.

A.	Harvest Capital
(a)	Harvest Capital, as the investment manager of each of Harvest Small Cap Master and Harvest Small Cap, may be deemed the beneficial owner of the (i) 2,763,182 Shares owned by Harvest Small Cap Master and (ii) 1,661,818 Shares owned by Harvest Small Cap.

Percentage: Approximately 6.4%

8

CUSIP NO. 585141104

(b)	1. Sole power to vote or direct vote: 4,425,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,425,000
4. Shared power to dispose or direct the disposition: 0

(c)	Harvest Capital has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Harvest Small Cap Master and Harvest Small Cap during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.
B.	Mr. Osher
(a)	Mr. Osher, as the portfolio manager of each of Harvest Small Cap Master and Harvest Small Cap and as a managing director of Harvest Capital, may be deemed the beneficial owner of the (i) 2,763,182 Shares owned by Harvest Small Cap Master and (ii) 1,661,818 Shares owned by Harvest Small Cap.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 4,425,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,425,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Osher has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Harvest Small Cap Master and Harvest Small Cap during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.
C.	Harvest Small Cap Master
(a)	As of the close of business on June 28, 2017, Harvest Small Cap Master beneficially owned 2,763,182 Shares.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 2,763,182
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,763,182
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Harvest Small Cap Master during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.
D.	Harvest Small Cap
(a)	As of the close of business on June 28, 2017, Harvest Small Cap beneficially owned 1,661,818 Shares.

Percentage: Approximately 2.4%

9

CUSIP NO. 585141104

(b)	1. Sole power to vote or direct vote: 1,661,818
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,661,818
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Harvest Small Cap during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.
E.	Harvest Small Cap GP
(a)	Harvest Small Cap GP, as the general partner of Harvest Small Cap, may be deemed the beneficial owner of the 1,661,818 Shares owned by Harvest Small Cap.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 1,661,818
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,661,818
4. Shared power to dispose or direct the disposition: 0

(c)	Harvest Small Cap GP has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of Harvest Small Cap during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 27, 2017, Harvest and the Issuer entered into the Cooperation Agreement defined and described in Item 4 above and referenced as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1

Cooperation Agreement by and among Harvest Small Cap Partners Master, Ltd., Harvest Small Cap Partners, LP, Harvest Small Cap Partners GP, LLC, Harvest Capital Strategies LLC, Jeffrey B. Osher and The Meet Group, Inc., dated June 27, 2017 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on June 29, 2017).

10

CUSIP NO. 585141104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2017

Harvest Small Cap Partners Master, Ltd.

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Small Cap Partners, LP

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Small Cap Partners GP, LLC

By:	Harvest Capital Strategies LLC Investment Manager of the Limited Partner

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Capital Strategies LLC

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

/s/ Jeffrey B. Osher
jEFFREY B. OSHER

11

CUSIP NO. 585141104

SCHEDULE A

Directors and Officers of Harvest Small Cap Partners Master, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Philip Cater	Accountant	P.O. Box 61, Harbour Centre, George Town Grand Cayman, KY1-1102 Cayman Islands	New Zealand

Kevin Christopher Lynch	President and Chief Operating Officer of Harvest Capital Strategies LLC	600 Montgomery Street Suite 1700 San Francisco, California 94111	United States of America

Paul Stevenson	Accountant	Mintflower Place, 3rd Floor 8 Par-la-Ville Road Hamilton HM08, Bermuda	Canada

SCHEDULE B

Transactions in the Shares During the Past Sixty (60) Days

Amount of Shares Purchased	Price ($)	Date of Purchase

Harvest SMALL CAP PARTNERS MASTER, LTD.

15,606	5.8920	05/08/2017
10,200	5.4369	05/09/2017
48,804	5.6074	05/09/2017
18,783	5.2939	05/09/2017
68,622	5.3380	05/09/2017
25,397	4.6153	05/22/2017
5,651	4.6062	05/22/2017
2,800	4.6100	06/21/2017
594	4.6100	06/21/2017
5,344	4.6816	06/23/2017
2,476	4.6864	06/23/2017
21,248	4.7578	06/23/2017
17,595	4.7799	06/23/2017
15,622	4.8414	06/26/2017
15,580	4.8249	06/27/2017

HARVEST SMALL CAP PARTNERS, LP

9,394	5.8920	05/08/2017
5,476	5.4369	05/09/2017
26,196	5.6074	05/09/2017
10,083	5.2939	05/09/2017
36,836	5.3380	05/09/2017
15,503	4.6153	05/22/2017
3,449	4.6062	05/22/2017
2,856	4.6816	06/23/2017
1,324	4.6864	06/23/2017
11,358	4.7578	06/23/2017
9,405	4.7799	06/23/2017
9,378	4.8414	06/26/2017
9,420	4.8249	06/27/2017